PRESIDENT’S LETTER

Dear Shareholders:

Portal's fiscal year ended on June 30, 2010 and although it was a difficult year I believe that the 2009/2010 fiscal year will be one which we will all mark as an important transition from a minerals explorer into an oil and gas explorer. The oil business can be a great cash flow generator and still deliver the significant equity upside of discovery.

To me, this transition is important for two reasons. The first reason is that I believe it will be important for all of us, as individuals and as a corporation to have positive cash flow, build a strong cash position and reduce debt for the next several years as the global debt and currency issues get worked out. By then, I hope, that the world returns to a somewhat more balanced view of equity and debt. In the meantime the world economy runs on oil and there is a voracious appetite for it. Therefore the second reason is simply supply and demand, a very basic premise really. I am sure that all of you have heard of the theory of “Peak oil” especially in 2008 as the commodity reached US$145 per barrel. Peak oil is the point in time when the maximum rate of global petroleum extraction is reached, after which the rate of production enters terminal decline. This process is widely believed to have started many years ago and is now beginning to be recognized due to increased demand from hundreds of millions of people in developing countries that are striving to have a higher quality of living, such as the more developed countries enjoy. This requires oil, the whole world dearly needs it and as the next few years unfold we will see higher daily demand; this I am confident will lead to a higher price as well.

During 2010 the Company strengthened the Board of Directors through the appointment of Gary Nordin, John MacRae and Barry Reid. Mr. Reid has also been appointed as the Chief Operating Officer. Gary Nordin is a leading exploration geologist with 40 years of experience in minerals as well as oil and gas, and he was a founding team member of both Eldorado Gold and Bema Gold. Mr. MacRae is a petroleum geologist with over 40 years experience having previously served as the Director of Petroleum Geology for the Province of British Columbia, Ministry of Energy & Mines from 1988 to 1998. Mr. Reid has 25 years of oil and gas experience, a solid engineering track record combined with a wealth of company building experience making him an invaluable addition at both the board and the management levels of the Company.

During the fiscal year and subsequent to year end through a series of transactions, Portal has increased its working interest in the Bigwave Joint Venture to 28.5% and secured an option (Farm-in Agreement) that allows the Company to earn an average of approximately 70% of the project through the funding of certain future exploration costs. Part and parcel to the Farm-in Agreement is the ability to control our own destiny by undertaking operations on behalf of the Joint Venture.

As the result of a 10 year study this project focuses on reservoir characteristics comparable to the Cardium & Bakken fields which are leading unconventional oil resource plays in the Western Canadian Sedimentary Basin. An unconventional oil resource play focuses on the exploitation of low-permeability reservoirs using horizontal drilling and multi-stage fracture stimulation. Numerous oil and gas fields in the US and Canada are now in production using these methods developed over the last 20 years.

To date 17.75 sections (11,360 acres) of crown lands targeting light oil have been acquired in Central Alberta; the first well has been drilled and the planning is well advanced to begin the completion and testing process with hydraulic fracture stimulation.

If successful, the project represents the potential to discover material un-booked resource value through an inventory of nearly 70 prospective horizontal drilling locations.

A difficult year is behind us and an exciting year lies ahead. I wish to thank you, the shareowners of Portal, for your patience during this transition into oil and gas. Your management team will work diligently to make it another important transition year - from exploration to production. In closing it is with great enthusiasm that I say “The oil business can be a great cash flow generator and still deliver the significant equity upside of discovery”.

I wish you all health and wealth combined with a long life to enjoy them both.

David Hottman

Chairman, CEO & President